SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                            CyGene Laboratories, Inc.

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                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share

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                         (Title of Class of Securities)

                                    232985101

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                                 (CUSIP Number)

                                  Martin Munzer
                                 7786 Wiles Road
                          Coral Springs, Florida 33067

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2003

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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232985101                   13D                     Page 2 of 7 Pages
_______________________________________________________________________________
1)       Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)

         Martin Munzer

_______________________________________________________________________________
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                       (a)  [X]
                                       (b)  [ ]
_______________________________________________________________________________
3)       SEC Use Only (See Instructions)


_______________________________________________________________________________
4)       Source of Funds (See Instructions)

         OO - The shares were acquired in connection with the merger of CyGene, Inc. with Transpirator Technologies, Inc., n/k/a CyGene Laboratories, Inc., the effective date of which was September 30, 2003. Martin Munzer also acquired 750,000 stock options on September 25, 2003, with 400,000 in stock options being first exercisable in 2003, and the balance of 350,000 in stock options being first exercisable in 2004.

_______________________________________________________________________________
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)       [ ]

         Not Applicable

_______________________________________________________________________________
6)       Citizenship or Place of Organization

         Federal Republic of Germany

_______________________________________________________________________________
                                    7)      Sole Voting Power
                                               400,000(1)

Number of                           ___________________________________________
Shares Beneficially                 8)      Shared Voting Power
Owned by Each                               7,901,108.7(2)
Reporting Person                    ___________________________________________
With                                9)      Sole Dispositive Power
                                              400,000(1)
_____________________________
(1) The 400,000 shares are shares issuable upon exercise of options that are first exercisable in 2003 out of a total 750,000 stock options issued to Martin Munzer on September 25, 2003.

(2) These shares are held by Martin Munzer and his wife, Jill K. Munzer, as Tenants by the Entireties, with whom he shares voting and dispositive power. The amounts exclude the stock options referred to in Note 1.

CUSIP No. 232985101                   13D                     Page 3 of 7 Pages

                                    ___________________________________________
                                    10)     Shared Dispositive Power
                                            7,901,108.7(2)

_______________________________________________________________________________
11)      Aggregate Amount Beneficially Owned by each Reporting Person
         8,301,108.7

_______________________________________________________________________________
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                               [ ]

_______________________________________________________________________________
13)      Percent of Class Represented by Amount in Row (11)

         22%

_______________________________________________________________________________
14)      Type of Reporting Person (See Instructions)

         IN -- Individual.

______________________________________________________________________________
1)       Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)

         Jill K. Munzer

_______________________________________________________________________________
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                (a)  [X]
                                (b)  [ ]

_______________________________________________________________________________
3)       SEC Use Only (See Instructions)


_______________________________________________________________________________
4)       Source of Funds (See Instructions)

         OO - The shares were acquired in connection with the merger of CyGene, Inc. with Transpirator Technologies, Inc., n/k/a CyGene Laboratories, Inc., the effective date of which was September 30, 2003.

_______________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         Not Applicable

_______________________________________________________________________________
6)       Citizenship or Place of Organization

         United States

CUSIP No. 232985101                   13D                     Page 4 of 7 Pages

_______________________________________________________________________________
                                    7)      Sole Voting Power
                                            0

Number of                           ___________________________________________
Shares Beneficially                 8)      Shared Voting Power
Owned by Each                               7,901,108.7(3)
Reporting Person                    ___________________________________________
With                                9)      Sole Dispositive Power
                                            0
                                    ___________________________________________
                                    10)     Shared Dispositive Power
                                            7,901,108.7(3)

_______________________________________________________________________________
11)      Aggregate Amount Beneficially Owned by each Reporting Person
         7,901,108.7

_______________________________________________________________________________
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                               [ ]

_______________________________________________________________________________
13)      Percent of Class Represented by Amount in Row (11)

         21%

_______________________________________________________________________________
14)      Type of Reporting Person (See Instructions)

         IN -- Individual.

_______________________________________________________________________________
ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share of CyGene Laboratories, Inc., a Delaware corporation, with its principal executive offices at 7786 Wiles Road, Coral Springs, Florida, 33067.

_______________________________________________________________________________
ITEM 2.  IDENTITY AND BACKGROUND.

          (a) Martin Munzer
          (b) Business address: 7786 Wiles Road, Coral Springs, Florida, 33067
          (c) Occupation: President and Chief Executive of CyGene Laboratories, Inc.
________________________
(3) See page 2.

CUSIP No. 232985101                   13D                     Page 5 of 7 Pages

          (d) No.
          (e) No.
          (f) Federal Republic of Germany

          (a) Jill K. Munzer
          (b) Business address: 7786 Wiles Road, Coral Springs, Florida, 33067
          (c) Occupation: Homemaker.
          (d) No.
          (e) No.
          (f) United States

_______________________________________________________________________________
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 30, 2003 Martin Munzer and Jill K. Munzer acquired 7,901,108.7 shares of common stock, as Tenants by the Entireties, and on September 25, 2003, Martin Munzer received 750,000 stock options, from CyGene Laboratories, Inc., all in connection with the merger of Transpirator Technologies, Inc., n/k/a CyGene Laboratories, Inc., and CyGene, Inc., in which their shares in CyGene, Inc. were converted into shares of CyGene Laboratories, Inc., and whereby Martin Munzer's prior stock options for CyGene, Inc. common stock were cancelled and he was issued 750,000 stock options in CyGene Laboratories, Inc. 400,000 of such stock options are first exercisable in 2003 and the balance of 350,000 of such stock options are first exercisable in 2004, subject to vesting. Previously, the shares of common stock of CyGene, Inc. were acquired from CyGene, Inc. in return for an initial contribution of capital, and also as payment for Martin Munzer's services to CyGene, Inc. in lieu of salary for certain periods. Personal funds were used for the original contribution of capital.


_______________________________________________________________________________
ITEM 4.  PURPOSE OF TRANSACTION.

All CyGene Laboratories, Inc. securities owned by Martin Munzer and Jill K. Munzer have been acquired for investment purposes and with a view to controlling the issuer.

     (a) None.
     (b) None.
     (c) None.
     (d) In connection with the merger of CyGene Laboratories, Inc. and CyGene, Inc., Martin Munzer and Stanley Satz were appointed to the board of directors of CyGene Laboratories, Inc. on September 30, 2003, with Martin Munzer to serve as Chairman.

CUSIP No. 232985101                   13D                     Page 6 of 7 Pages

         Additionally, effective September 30, 2003, Martin Munzer was appointed Chief Executive Officer, Secretary and Treasurer of CyGene Laboratories, Inc.
     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) None.

_______________________________________________________________________________
     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Martin Munzer's interest consists of 8,301,108.7 shares of common stock, or 22% of the shares outstanding, which includes stock options to purchase 400,000 shares of common stock. Jill K. Munzer's interest consists of 7,901,108.7 shares of common stock or 21% of the shares outstanding.
     (b) Martin Munzer has shared power with Jill K. Munzer, his wife, to vote and dispose of the 7,901,108.7 shares of common stock, and he has sole power to vote and dispose of 400,000 shares of common stock issuable upon the exercise of his stock options which are first exercisable in 2003.
     (c) None.
     (d) None.
     (e) Not applicable.

_______________________________________________________________________________
     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Martin Munzer and CyGene Laboratories, Inc. have entered into an Incentive Stock Option Agreement dated September 25, 2003, giving Martin Munzer the option to purchase up to 750,000 shares of common stock of CyGene Laboratories, Inc. whereby 400,000 shares of common stock are first exercisable in 2003 and 350,000 shares of common stock are first exercisable in 2004. 250,000 of the stock options vested on September 25, 2003, with the remainder of 500,000 the stock options to vest in increments of approximately 1/6 of such amount commencing June 30, 2004, and continuing thereafter on each June 30 and December 31, or every six months, until the entire 500,000 vests as of December 31, 2006. The stock options remain exercisable through September 30, 2008.

______________________________________________________________________
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

CUSIP No. 232985101                   13D                     Page 7 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 28, 2003.

                                /s/ Martin Munzer
                                -------------------------
                                Signature

                                Martin Munzer
                                -------------------------
                                Name/Title

                                /s/ Jill K. Munzer
                                -------------------------
                                Signature

                                Jill K. Munzer
                                -------------------------
                                Name/Title


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).